Exhibit 99.1

CooTek Announces First Quarter 2021 Unaudited Results

SHANGHAI, China, June 3, 2021 – CooTek (Cayman) Inc. (NYSE: CTK) ("CooTek" or the "Company"), a global mobile internet company, today reported unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

●	Net revenue was US$81.6 million, a decrease of 24% from US$107.0 million during the same period last year due to the restructuring of portfolio products.

●	Gross profit was US$72.7 million, a decrease of 29% from US$102.4 million during the same period last year.

●	Gross profit margin was 89.1%, compared with 95.7% during the same period last year.

●	Net loss was US$12.4 million, compared with net loss US$18.8 million last quarter, and net loss US$9.7 million during the same period last year.

●	Adjusted net loss[1] (Non-GAAP) was US$11.1 million, compared with adjusted net loss (Non-GAAP) US$17.3 million last quarter, and adjusted net loss (Non-GAAP) of US$8.8 million during the same period last year.

●	The Company’s Portfolio Products[2] contributed approximately 99% of total revenues, with a focus on three main categories: online literature, scenario-based content apps, and mobile games.

March 2021 Operational Highlights

●	Average daily active users (“DAUs”) of the Company’s portfolio products were 20.3 million, a decrease of 19% from 25.2 million in March 2020. Monthly active users (“MAUs”) of the Company’s portfolio products were 58.6 million, a decrease of 34% from 89.2 million in March 2020.

●	Average DAUs of the Company’s online literature products were 7.5 million, an increase of 3% from 7.3 million in March 2020. MAUs of the Company’s online literature products were 20.1 million, decreased from 29.1 million in March 2020. The average daily reading time[3] of the key product Fengdu Novel’s users was approximately 148 minutes in March 2021, which continued to grow steadily compared with 130 minutes in December 2020.

●	Average DAUs of the Company’s TouchPal Smart Input were 119.2 million. MAUs of the Company’s TouchPal Smart Input were 154.6 million.

"We have been committed to implementing a balanced approach in consolidating our business fundamental after the rapid revenue growth in 2020," commented Mr. Karl Zhang, CooTek's Chairman. "In the first quarter of 2021, our Fengdu Novel recorded an encouraging improvement in user retention rate demonstrating the positive impact from our efforts to optimize customer acquisition. In addition, we upgraded our mobile games portfolio both in the domestic and overseas markets by internal development and external investment and partnership. The revenue and net profit contributed by mobile games business returned to quarter-over-quarter growth. Looking forward, we are confident that the current focused strategy will result in a robust and profitable business model targeting at a sustainable growth."

Mr. Robert Cui, CooTek's CFO further commented, "We have been concentrated on optimizing the resource allocation in order to deliver the balanced development strategy. With the continued improvement of the monetization capabilities of our online literature business and the enrichment of the product portfolio with competitive margin of our mobile games business, we are optimistic about the profitability achievement of our user-oriented content business model. The first quarter of 2021 constituted a good foundation of the execution of the overall business plan."

	Portfolio Products
(in millions)	Portfolio Products		Including: Online literature
	DAUs	MAUs	DAUs	MAUs
Mar' 19	23.1	59.8	0.3	0.9
Jun' 19	27.6	65.1	0.3	1.6
Sep' 19	23.9	67.5	2.0	11.0
Dec' 19	24.7	74.6	4.8	19.3
Mar' 20	25.2	89.2	7.3	29.1
Jun' 20	23.9	83.5	8.1	28.4
Sep' 20	27.7	94.8	10.0	29.5
Dec' 20	27.8	85.8	10.2	29.5
Mar' 21	20.3	58.6	7.5	20.1

1 “Adjusted net loss” (Non-GAAP) is a non-GAAP measure, which is defined as net loss excluding share-based compensation related to share options and restricted share units. For further information, please see “Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” at the bottom of this release.

2 “Portfolio Products” is to the mobile applications that we develop and provide to our users and business partners, which exclude TouchPal Smart Input and TouchPal Phonebook.

3 “Average daily reading time” for any day is calculated by dividing (i) the sum of time spent on reading books on our Fengdu Novel for such day, by (ii) the number of Fengdu Novel users who spent time on reading books for such day. The average daily reading time for any month is calculated by dividing (i) the sum of average daily reading time for each day in such month, by (ii) the number of days in such month.

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First Quarter 2021 Financial Results

Net Revenues

(in US$ thousands, except percentage)	1Q 2021	4Q 2020	1Q 2020	QoQ % Change	YoY % Change
Mobile Advertising Revenue	80,408	101,347	106,423	(21)%	(24)%
Other Revenue	1,144	1,093	590	5%	94%
Total Net Revenues	81,552	102,440	107,013	(20)%	(24)%

Net revenues were US$81.6 million, a decrease of 24% from US$107.0 million during the first quarter of 2020 and a decrease of 20% from US$102.4 million during the last quarter. The decrease was primarily due to a decrease in mobile advertising revenue.

Mobile advertising revenue was US$80.4 million, a decrease of 24% from US$106.4 million during the first quarter of 2020 and a decrease of 21% from US$101.3 million during the last quarter due to the restructuring of portfolio products.

Our portfolio products focus on three categories: online literature, scenario-based content apps and mobile games. Online literature accounted for approximately 40%, scenario-based content apps accounted for approximately 14%, and mobile games accounted for approximately 45% of total net revenues in the first quarter of 2021.

Cost and Operating Expenses

	1Q 2021		4Q 2020		1Q 2020		QoQ %	YoY %
(in US$ thousands, except percentage)	US$	% of revenue	US$	% of revenue	US$	% of revenue	Change	Change
Cost of revenues	8,866	11%	7,072	7%	4,582	4%	25%	93%
Sales and marketing	70,736	87%	101,985	100%	102,436	96%	(31)%	(31)%
Research and development	9,037	11%	6,516	6%	6,847	6%	39%	32%
General and administrative	5,557	7%	3,873	4%	3,301	3%	43%	68%
Other operating (income) loss, net	(802)	(1)%	2,047	2%	(390)	(0)%	(139)%	106%
Total Cost and Expenses	93,394	115%	121,493	119%	116,776	109%	(23)%	(20)%

Share-based compensation expenses by function
Cost of revenues	79	0.1%	78	0.1%	53	0.0%	1%	49%
Sales and marketing	41	0.1%	44	0.0%	48	0.0%	(7)%	(15)%
Research and development	646	0.8%	876	0.9%	481	0.4%	(26)%	34%
General and administrative	538	0.7%	533	0.5%	359	0.3%	1%	50%
Total share-based compensation expenses	1,304	1.6%	1,531	1.5%	941	0.9%	(15)%	39%

Cost of revenues was US$8.9 million, an 93% increase from US$4.6 million during the same period last year, and a 25% increase from US$7.1 million during the last quarter. The sequential and year-over-year increase was primarily due to an increase in content costs we paid to our signed authors and third-party content providers for the publishing and licensing of relevant online literature works and an increase in costs associated with staff.

Gross profit was US$72.7 million, a decrease of 29% from US$102.4 million during the same period last year, and a decrease of 24% from US$95.4 million last quarter. Gross profit margin was 89.1%, compared with 95.7% in the same period last year and 93.1% last quarter.

Sales and marketing expenses were US$70.7 million, a decrease of 31% from US$102.4 million during the same period last year, and a decrease of 31% from US$102.0 million last quarter. As a percentage of total revenue, sales and marketing expenses accounted for 87%, compared with 96% during the same period last year, and 100% last quarter. The sequential and year-over-year decrease in sales and marketing expenses as a percentage of total net revenue was primarily due to the optimization of the operational efficiency in relation to the acquisition of new users and the retention of existing users.

Research and development expenses were US$9.0 million, an increase of 32% from US$6.8 million during the same period last year and an increase of 39% from US$6.5 million last quarter. The year-over-year increase was primarily due to an increase in costs associated with technology R&D staff and share-based compensation expenses. As a percentage of total net revenue, research and development expenses accounted for 11%, compared with 6% during the same period last year and 6% last quarter.

General and administrative expenses were US$5.6 million, an increase of 68% from US$3.3 million during the same period last year and an increase of 43% from US$3.9 million last quarter. The sequential increase was mainly due to an increase in costs associated with G&A staff and third-party outsourcing fee. The year-over-year increase was mainly due to an increase in costs associated with G&A staff, share-based compensation and third-party outsourcing fee. As a percentage of total net revenue, general and administrative expenses accounted for 7%, compared with 3% during the same period last year and 4% during last quarter.

Other operating income, net was US$0.8 million, compared with other operating income, net US$0.4 million during the same period last year and other operating loss, net US$2.0 million last quarter. The other operating income during this quarter mainly included government subsidy received. The net operating loss last quarter was mainly due to accrued liabilities of US$2.0 million to an ongoing investigation related in an alleged misconduct of certain customers.

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Net loss was US$12.4 million, compared with net loss of US$9.7 million during the same period last year and a net loss of US$18.8 million last quarter.

Adjusted net loss was US$11.1 million, compared with adjusted net loss of US$8.8 million in the same period last year and adjusted net loss of US$17.3 million last quarter. The narrowing of the adjusted net loss compared with last quarter was mainly due to the decrease in sales and marketing expenses as a percentage of total revenue driven by the optimization of the operational efficiency in relation to the acquisition of new users and the retention of existing users. The increase of the adjusted net loss compared with the same period last year was mainly due to the increase in cost of revenues, research and development expenses and general and administrative expenses as a percentage of total revenue, and partially offset by the decrease in sales and marketing expenses as a percentage of total revenue.

（in US$ thousands, except percentage)	1Q 2021	4Q 2020	1Q 2020	QoQ % Change	YoY % Change
Net Loss	(12,398)	(18,784)	(9,738)	(34)%	27%
Add: Share-based Compensation related to share options and restricted share units	1,304	1,531	941	(15)%	39%
Adjusted Net Loss (Non-GAAP)	(11,094)	(17,253)	(8,797)	(36)%	26%

For the quarter ended March 31, 2021, basic and diluted net loss per ADS were US$0.20 and US$0.20, and basic and diluted adjusted net loss (Non-GAAP) per ADS were US$0.18 and US$0.18, respectively.

Balance Sheet and Cash Flows

As of March 31, 2021, cash, cash equivalents and restricted cash were US$56.1 million, compared with US$49.6 million as of December 31, 2020. As of March 31, 2021, restricted cash were US$24.7 million, mainly consisting of amount of US$3.1 million held in the Company's bank account as guarantee deposit for loan facility provided by the bank and long-term restricted cash of US$21.5 million held in the Company’s bank accounts which were frozen by a local authority in connection with an ongoing investigation related to an alleged illegal act of certain customers. The Company is still in the process of cooperating with the relevant authority on such investigation and expect the funds to be released upon the completion of such investigation, the timing of which is out of the Company's control.

Net cash inflow from financing activities during the first quarter of 2021 was US$30.2 million, compared with net cash outflow from financing activities of US$3.9 million for the same period in 2020 and net cash outflow from financing activities of US$5.6 million during the last quarter. Cash inflow from financing activities during the first quarter of 2021 was mainly due to the Company issued a convertible note for a principal amount of US$10.0 million and received a net proceeds of US$8.9 million from this issuance on January 19, 2021, and the Company issued a convertible note for a principal amount of US$20.0 million and received a net proceeds of US$ 18.2 million from this issuance on March 19, 2021.

Net cash outflow from operating activities during the first quarter of 2021 was US$23.0 million, compared with net cash inflow from operating activities of US$15.0 million for the same period in 2020 and net cash outflow from operating activities of US$6.8 million during the last quarter. Cash outflow from operating activities during the first quarter of 2021 was mainly due to loss from operations.

Share Repurchase Plan

On May 18, 2020, the Company announced a share repurchase program (the “2020 Program”) whereby the Company is authorized to repurchase its class A ordinary shares in the form of ADSs with an aggregate value of up to US$20 million during the 12-month period starting from May 18, 2020. The Company expects to fund the repurchases under this program with its existing cash balance. As of March 31, 2021, the Company had used an aggregate of US$5.9 million to repurchase 1.3 million ADSs under the 2020 Program and recorded as treasury stock.

Business Outlook

For the second quarter of 2021, CooTek expects total net revenue to be about US$83 million. This outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectations, which are subject to change in light of various uncertainties, including those related to the ongoing COVID-19 pandemic.

Conference Call and Webcast

CooTek’s management team will host a conference call at 8:00 AM U.S. Eastern Time on June 3, 2021 (8:00 PM Beijing Time on the same day), following the results announcement.

The dial-in details for the live conference call are:

United States: 1-888-346-8982

Hong Kong: 800-905-945

Mainland China: 4001-201-203

International: 1-412-902-4272

Please dial in 15 minutes before the call is scheduled to begin. When prompted, ask to be connected to the CooTek (Cayman) Inc. call.

A live webcast and archive of the conference call will be available on the Investor Relations section of CooTek’s website at https://ir.cootek.com/.

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About CooTek (Cayman) Inc.

CooTek is a mobile internet company with a global vision that offers content-rich mobile applications, focusing on three categories: online literature, scenario-based content apps and mobile games. CooTek’s mission is to empower everyone to enjoy relevant content seamlessly. CooTek’s user-centric and data-driven approach has enabled it to release appealing products to capture mobile internet users' ever-evolving content needs and helps it rapidly attract targeted users.

Non-GAAP Financial Measure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses non-GAAP financial measure of adjusted net loss that is adjusted from results based on GAAP to exclude the impact of share-based compensation, and Adjusted EBITDA that is net loss excluding interest income and expense, income taxes, depreciation and amortization, and share-based compensation. The measure should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

The Company believes that the non-GAAP measure help identify underlying financial and business trends relating to the Company’s results of operations that could otherwise be distorted by the effect of certain expenses that the Company include in loss from operations and net loss. By making the Company’s financial results comparable period over period, the Company believes adjusted net loss and Adjusted EBITDA provides useful information to better understand the Company’s historical business operations and future prospects and allows for greater visibility with respect to key metrics used by the management in financial and operational decision-making. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from the non-GAAP measure. The table at the bottom of this press release includes details on the reconciliation between GAAP financial measure that is most directly comparable to the non-GAAP financial measure the Company has presented.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident," “optimistic” and similar statements. CooTek may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CooTek's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: CooTek’s mission and strategies; future business development, financial conditions and results of operations; the expected growth of the mobile internet industry and mobile advertising industry; the expected growth of mobile advertising; expectations regarding demand for and market acceptance of our products and services; competition in mobile application and advertising industry; relevant government policies and regulations relating to the industry and the development and impacts of COVID-19. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and CooTek does not undertake any obligation to update such information, except as required under applicable law.

For investor enquiries, please contact:

CooTek (Cayman) Inc.

Mr. Robert Yi Cui

Email: IR@cootek.com

ICA (Institutional Capital Advisory)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: cootek@icaasia.com

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CooTek (Cayman) Inc.

Unaudited Condensed Consolidated Statement of Operations

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	US$	US$	US$
Net revenues	107,013	102,440	81,552
Cost of revenues	(4,582)	(7,072)	(8,866)
Gross Profit	102,431	95,368	72,686
Operating expenses:
Sales and marketing expenses	(102,436)	(101,985)	(70,736)
Research and development expenses	(6,847)	(6,516)	(9,037)
General and administrative expenses	(3,301)	(3,873)	(5,557)
Other operating income (loss), net	390	(2,047)	802
Total operating expenses	(112,194)	(114,421)	(84,528)
Loss from operations	(9,763)	(19,053)	(11,842)
Interest income (expense), net	23	168	(313)
Foreign exchange gain (loss)	2	105	(243)
Loss before income taxes	(9,738)	(18,780)	(12,398)
Income tax expense	—	(4)	—
Net loss	(9,738)	(18,784)	(12,398)
Net loss per ordinary share
Basic	(0.003)	(0.006)	(0.004)
Diluted	(0.003)	(0.006)	(0.004)
Weighted average shares used in calculating net loss per ordinary share
Basic	3,104,677,914	3,061,577,781	3,136,585,226
Diluted	3,104,677,914	3,061,577,781	3,136,585,226
Non-GAAP Financial Data
Adjusted Net Loss	(8,797)	(17,253)	(11,094)
Adjusted EBITDA	(8,068)	(16,386)	(9,924)

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Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of
	December 31, 2020	March 31, 2021
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	24,669	31,413
Restricted cash	3,264	3,238
Short-term investment	50	50
Accounts receivable, net of allowance for doubtful accounts of US$1,162 as of December 31, 2020 and US$1,126 as of March 31, 2021, respectively	28,127	27,425
Prepaid expenses and other current assets	12,073	9,293
Total current assets	68,183	71,419
Long term restricted cash	21,689	21,476
Property and equipment, net	5,394	4,916
Operating lease right-of-use assets[4]	—	2,177
Intangible assets, net	397	360
Long-term investments	307	304
Other non-current assets	932	1,015
TOTAL ASSETS	96,902	101,667
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Accounts payable	76,126	63,819
Short-term borrowings	10,958	15,028
Accrued salary and benefits	9,143	5,389
Operating lease liabilities, current[4]	—	1,486
Accrued expenses and other current liabilities	10,686	9,697
Convertible debt and embedded derivative liability at fair value	—	18,209
Deferred revenue	3,332	3,114
Total current liabilities	110,245	116,742
Other non-current liabilities	459	425
Operating lease liabilities, non-current[4]	—	688
TOTAL LIABILITIES	110,704	117,855

4      On January 1, 2021, the company adopted ASC 842, the new lease standard, using the modified retrospective method.

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Unaudited Condensed Consolidated Balance Sheets (continued):

(in thousands, except for share and per share data)

	As of
	December 31, 2020	March 31, 2021
	US$	US$
Shareholders’ Deficit:
Ordinary shares	31	33
Treasury stock	(4,672)	(5,132)
Additional paid-in capital	193,919	203,836
Accumulated deficit	(200,965)	(213,363)
Accumulated other comprehensive loss	(2,115)	(1,562)
Total Shareholders' Deficit	(13,802)	(16,188)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	96,902	101,667

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Unaudited Condensed Consolidated Statement of Cash Flows

 (in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	US$	US$	US$
Net cash provided by (used in) operating activities	14,960	(6,821)	(22,974)
Net cash used in investing activities	(769)	(282)	(359)
Net cash (used in) provided by financing activities	(3,854)	(5,563)	30,150
Net increase (decrease) in cash and cash equivalents	10,337	(12,666)	6,817
Cash, cash equivalents, and restricted cash at beginning of period	59,966	61,011	49,622
Effect of exchange rate changes on cash and cash equivalents	(277)	1,277	(312)
Cash, cash equivalents, and restricted cash at end of period	70,026	49,622	56,127

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Reconciliations of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2020	2020	2021
	US$	US$	US$
Net Loss	(9,738)	(18,784)	(12,398)
Add:
Share-based compensation related to share options and restricted share units	941	1,531	1,304
Adjusted Net Loss (Non-GAAP)*	(8,797)	(17,253)	(11,094)
Add:
Interest (income) expense, net	(23)	(168)	313
Income taxes	—	4	—
Depreciation	752	1,031	857
Adjusted EBITDA (Non-GAAP)*	(8,068)	(16,386)	(9,924)

* The tax impact to the non-GAAP adjustments is zero.

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